

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 18, 2009

Stanley W. Farmer
Vice President and Chief Financial Officer
SulphCo, Inc.
4333 W. Sam Houston Parkway North
Suite 190
Houston, Texas 77043

> **Re:** **SulphCo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **File No. 001-32636**

Dear Mr. Farmer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director